05038012

SECU[...]SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51349

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH, D.C.
213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Texas Securities Partners, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Lexington Drive Building B
(No. and Street)

Plano	Texas	75075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Gunn 800-561-1547
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group, LLP
(Name – *if individual, state last, first, middle name*)

14241 Dallas Pkwy, Suite 200	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Guinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities Partners, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KHARA ERICKSON
MY COMMISSION EXPIRES
August 10, 2008

Notary Public

Signature

Brian Guinn General Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TEXAS SECURITIES PARTNERS, INC.

December 31, 2004

TEXAS SECURITIES PARTNERS, INC.

Contents

KBA™ GROUP | LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Texas Securities Partners, Inc.

We have audited the accompanying statements of financial condition of Texas Securities Partners, Inc. (a wholly-owned subsidiary of Ethos Solutions, LLC.), (the "Company") as of December 31, 2004 and the related statement of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Securities Partners, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 11 and 12 herein, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 21, 2005

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

TEXAS SECURITIES PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$	12,224
Goodwill		25,000
Total assets	$	37,224

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$	3,588
SHAREHOLDER'S EQUITY		
Common stock, $.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid in capital		72,960
Accumulated deficit		(39,334)
Total shareholder's equity		33,636
Total liabilities and shareholder's equity	$	37,224

The accompanying notes are an integral part of this financial statement.

TEXAS SECURITIES PARTNERS, INC.

STATEMENT OF OPERATIONS
Years ended December 31, 2004

REVENUES		-
EXPENSES		
Management services	$	5,500
Regulatory fees		25,203
Legal and professional fees		472
Other		14,094
		45,269
Net loss	$	(45,269)

The accompanying notes are an integral part of this financial statement.

TEXAS SECURITIES PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at December 31, 2003	1,000	$ 10	$ 11,490	$ 14,185	$ 25,685
Distributions	-	-	-	(8,250)	(8,250)
Capital contributions	-	-	61,470	-	61,470
Net loss	-	-	-	(45,269)	(45,269)
Balance at December 31, 2004	1,000	$ 10	$ 72,960	$ (39,334)	$ 33,636

The accompanying notes are an integral part of this financial statement.

TEXAS SECURITIES PARTNERS, INC.

STATEMENT OF CASH FLOWS
Years ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(45,269)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Change in operating assets and liabilities:		
Receivable related party		5,500
Prepaid expenses		1,500
Accounts payable and accrued expenses		3,142
Net cash used in operating activities		(35,127)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from Parent and prior owner		36,470
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,343
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		10,881
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	12,224
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
SCHEDULE OF NON CASH FINANCING ACTIVITIES:		
Capital contribution resulting from change of control	$	25,000
Distribution to Parent as forgiveness of receivable due from Parent	$	8,250

The accompanying notes are an integral part of this financial statement.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Texas Securities Partners, Inc. (formerly HB Securities, Inc or HB Capital Securities, Inc), (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commissions ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a wholly owned subsidiary of Ethos Solutions LLC ("Parent').

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The income tax provision is based on pretax financial accounting income or loss using the liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized due to the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. At December 31, 2004, the Company has a net non-current deferred tax asset of approximately $7,000. The temporary difference that gives rise to the net non-current deferred tax asset consists of the net operating loss carryforward. Given the Company's recent revenue levels, the net deferred tax asset has been fully reserved. Management periodically reviews the expected realization of the Company's deferred tax assets and makes adjustments to the valuation allowance, as appropriate, when conditions change the probability of ultimate realization.

Goodwill

The Company has adopted SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill is no longer amortized but is subject to an impairment test at least annually or more frequently if impairment indicators arise. There was no impairment recorded during the year ended December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

NOTE B – CHANGE OF CONTROL

Effective November 15, 2004, a change of control of the Company was completed by Ethos Solutions LLC acquiring 1,000 shares of the Company's common stock. The purchase has been "pushed down" to the Company's financial statements resulting in goodwill of $25,000 which represents the excess purchase price paid over the fair value of the assets acquired.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $8,636 and a ratio of aggregate indebtedness to net capital of 1 to 1 at December 31, 2004.

NOTE D – RESERVE REQUIREMENT

The Company is exempt from determining reserve requirements pursuant to provisions of paragraph (k)(2)(a) of SEC Rule 15c3-3.

NOTE E – POSSESSION OR CONTROL REQUIREMENT

The Company does not hold customer funds or securities. A review of procedures over safeguarding securities was not necessary.

NOTE F – RELATED PARTY TRANSACTIONS

The Company paid $5,500 in management fees to its former parent during the year ended December 31, 2004. The Company has entered into a non recourse services agreement with its current Parent in which the Parent will provide essentially all general and administration services, including adequate office space, to the Company in exchange for the profits of the Company after payment of broker commissions, other compensations, if any, and any expenses of the Company.

SUPPLEMENTAL INFORMATION

TEXAS SECURITIES PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

SCHEDULE 1

Net capital:	
Total shareholder's equity	$ 33,636
Add: Liabilities subordinated to claims of general creditors	-
Less: Nonallowable assets	(25,000)
Net capital	$ 8,636
Aggregate indebtedness:	
Total liabilities	$ 3,588
Exclusions from aggregate indebtedness Pursuant to Rule 15c3-1:	
Liabilities subordinated to claims of general creditors	-
Total aggregate indebtedness	$ 3,588
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$ 5,000
Excess capital	$ 3,636
Ratio of aggregate indebtedness to net capital	1:1
Reconciliation pursuant to Rule 17a-5(d) (4):	
Net capital as previously reported (unaudited x-17A-5)	$ 6,626
Net audit adjustments	2,010
Net capital, as reported herein	$ 8,636
Aggregate indebtedness as previously reported (unaudited x-17A-5)	$ 5,598
Net audit adjustments	(2,010)
Aggregate indebtedness, as reported herein	$ 3,588
Stockholder's equity as previously reported (unaudited x-17A-5)	$ 6,626
Net audit adjustments	27,010
Stockholder's equity, as reported herein	$ 33,636

TEXAS SECURITIES PARTNERS, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

SCHEDULE 2

Exemption Provisions

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision (k)(2)(i) and (ii).

KBA™ GROUP | LLP
Certified Public Accountants

The Board of Directors and Stockholder
Texas Securities Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Texas Securities Partners, Inc. (the "Company") (a wholly-owned subsidiary of Ethos Solutions LLC) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Texas Securities Partners, Inc., for the year ended December 31, 2004, and this report does not affect our report thereon dated February 21, 2005.

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted the no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Texas Securities Partners, Inc. for the year ended December 31, 2004, and this report does not affect our report thereon dated February 21, 2005.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP

Dallas, Texas
February 21, 2005